UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                             Energy Producers, Inc.
                             ----------------------
                 (Name of Small Business Issuer in its charter)

             Nevada                                         88-0345961
             ------                                         ----------
(State or other jurisdiction of                           (IRS Employer
 incorporation or organization)                         Identification No. )

7944 E. Beck Lane, S-200, Scottsdale, AZ                          85260-1774
-----------------------------------------                          ----------
(Address of principal executive offices)                          (Zip Code)


Issuer's telephone number (480)778-0488

Securities to be registered pursuant to Section 12(b) of the Act. None

Securities to be registered pursuant to Section 12(g) of the Act.

                          common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)

                        Preferred stock, per value $.001
                        --------------------------------
                                (Title of Class)

                                     Part I

     This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including statements regarding the Company's business. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including oil and gas prices and the ability of the Company to effectively make or conclude acquisitions in accordance with its initial phase one plans.

Item 1. Description of Business

The Company
------------

     Energy Producers, Inc. ("the Company") was incorporated in the state of Nevada on October 4, 1995 as Sterling Market Positions, Inc. with 10,000,000 shares of $.001 par value common stock authorized.

     Effective June 24, 1999, the Company changed its name to Energy Producers, Inc. and increased its authorized common shares to 50,000,000 with a par value of $.001.

     On August 25, 1999 the Company acquired all the outstanding shares of Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. The acquisition has been accounted for as a Reverse Acquisition under the Purchase Method of Accounting. Energy Producers Group, Inc. was dissolved. After the acquisition.

     The Company's Principal Executive Offices are located at 7944 E. Beck Lane Suite 200 Scottsdale, Arizona 85260-1774. The Company has been primarily engaged in its initial start up acquisition of oil and gas properties in Young County, Texas. The Company has been gathering data for potential oil and gas property acquisitions and for various secondary recovery, exploration programs, and technology located in Texas, Oklahoma, Ohio, Arkansas and Louisiana.

     Producers Supply, Inc., is an oil and gas field equipment, service, and supply business serving southern Arkansas. Producers Supply, Inc. is located at 124 South First Street, Stephens, Arkansas and has been in business for 26 years. Producers Supply, Inc. owns and maintains a 5,000 square foot building, and adjacent facilities which house the Company's inventory of oil and gas field equipment, and serves as the Company's regional office.

     On October 26, 2000 Article 3 of the Articles of Incorporation were amended to increase the number of authorized common shares to 200,000,000 par value $.001 and to authorize 50,000,000 preferred shares with a par value of $.001..

     On October 30, 2000 the Company entered into a purchase agreement with Life Energy Technology Holdings, Ltd. of Ireland ("Life Energy"). Life Energy agreed to acquire 49% of the Company.

     The Company pursued a purchase agreement with Calmon Enterprises, Inc., of Texas that was not consummated.

     The Company has elected to file this form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities and Exchange Act of 1934. The primary purpose for this filing is to allow the Company to obtain a listing for trading on the NASDAQ OTC Electronic Bulletin Board ("the Bulletin Board"). The Company is required to file for a registration under the terms of various agreements or the Company will lose various rights. See "Business Risks" for additional discussion.

The Business
-------------

     The Company has focused its business on oil and gas exploration, development and production and acquiring existing production facilities with proven reserves. The Company's initial revenue stream came from the initial acquisition of Producers Supply, Inc.

     The Company's present production from the oil and gas properties began on September 29, 2000, effective October 1, 2000 by its acquiring a majority working interest and associated majority net revenue interest in 6 leases, equipment and 10 wells-producing oil with revenues in Olney, Young County, Texas. The Company, prior to its acquisition of the Young County properties, obtained third party engineering data and reports to verify reserve estimates, lifting cost averages per barrel, rates of decline, and other factors. The Company operates the 10 producing wells by contract with seasoned operator-pumpers, and a project manager consultant established in the area. The Company presently sells the monthly production to a large oil company in Texas (see management's discussion and analysis of financial condition, and plan of operation, and description of properties). The Company's entry and eventual stability in the oil and gas business will be dependent largely on its ability to acquire significant financing amounts to carry out and implement these plans.

     The Company is presently in different stages of review and discussions, gathering data and information, and any available reports on other potential acquisitions located in Texas, Ohio, Oklahoma, and Arkansas.

     The Company has entered into a letter of intent with an oil and gas concern with administrative offices in Amarillo, Texas and district operations office in Sayre, Oklahoma. Operations include 55 producing gas wells, and 4 producing oil wells in Oklahoma, Kansas and Texas. The concern proposed for acquisition, owns and operates 90 miles of gas gathering systems in Oklahoma. It maintains warehousing and yard facilities for its well service equipment and inventory. The long term potential for the Company, if it can secure financing for the acquisition, would be to develop and produce natural gas reserves within the area of interest of this concern's gas gathering systems, and the availability of pursuing exploration efforts on shore in Australia. The Company has been in the process of discussions, property inspections, final review, gathering data and reports. A formal consummated Agreement will be dependent on the Company's ability to finish its review, and to fulfill the proposed initial deposit terms. The Company is not certain at present that it can make required deposit, or that it can negotiate an additional extension of time, and may forfeit its opportunity to make the acquisition of this concern.

     On October 30, 2000 the Company entered into a Purchase Agreement with Life Energy Technology Holdings, Ltd. of Ireland in which Life Energy agrees to acquire 49% of the then issued and outstanding shares for $20,000,000 investment in the Company with scheduled payments under the agreement to be made by Life Energy on a quarterly basis to the Company beginning December 31, 2000 over 3 years. At the present time the Company is working together with Life Energy by identifying certain oil and gas, and other related prospects for acquisition by the Company, which on approval by Life Energy will trigger commencement of funding to the Company. One million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the above monies, and for other deliveries and determinations currently being addressed. Life Energy is in breach of the Agreement and has failed to provide funds.

     On October 30, 2000 the Company pursued a purchase agreement to acquire all of the Hull Silk field equipment, technology licenses, and certain related liabilities of Calmon Enterprises, Inc. The Agreement terminated, and was never consummated.

Future Plans
------------

     Company Management is currently engaged in establishing and organizing two new subsidiaries. These new subsidiaries are in the formation phase and will require significant new financing for operations to commence. The first of these two new subsidiaries, Oil & Gas One, Inc., is being formed for the purpose of managing and operating planned Arkansas and surrounding area acquisitions of oil and gas producing properties and drilling programs. Significant financing will be required to activate the planned business for the second new subsidiary, Energy One, Inc., which may include the future acquisition of one or more refineries. The Company has identified (amongst other potential operations) an initial acquisition (13-well) operation target, producing approximately 35 barrels of oil per day per well or 450 barrels of oil per day combined total, with 40-gravity, and an estimated 15-year life. There are other similar operations identified, under review, and available to the Company. These companies have not yet been formed.

     The Company is exploring various methods of financing its planned subsidiaries' operations including equity financing and bank loans. Management has not made a decision at this time regarding financing the Company's planned operations. The Company is dependent in its early stages primarily on obtaining significant first financing for commencement of its phase one acquisition and development program. Further, negotiations, confidentiality, and timing abilities will also play a significant role in any success of both current and future operations.

     From time to time Management, when appropriate, will examine oil and gas operations in other geographical areas for potential acquisition, and joint venture development.

     Jay C. Wilson and William A. Sanders, members of the Company's Management and Advisory team, have experience developing, owning and operating oil sand properties in the Stephens Field, Ouachita, and Columbia Counties, Arkansas, and other areas and regions in the U.S.

Products
--------

     Current products include oil and gas field inventory equipment items, parts, service, and supply sales derived through Producers Supply, Inc.

     Producers Supply, Inc. (PSI) (Current Active Business Subsidiary)

     Inventory Items, Services and Supplies, Pumps, Parts, Pipes, etc. Drilling and Implementation Programs
     Sub-Contract and Crewing
     Completions and Remedial work
     Design and Engineering
     Reports, Surveys, Mapping
     Consulting on Leases, Pipe Line Title
     Evaluation, Maintenance and Support

Competition
------------

     The oil and gas industry is highly competitive. As a new independent producer entering the oil and gas business, the Company will not initially own and may never own any refining or retail outlets and, therefore, it may have little control over the price it will receive for planned crude oil production. Higher costs, fees and taxes assessed at the producer level may become prevalent and will not necessarily be able to be passed on to the Company's customers. Although Management has established strong relationships in its proposed acquisition activities, significant competition by individual producers and operators or major oil company's exist as both integrated and independent companies and individual producers and operators are or may become active bidders for desirable oil and gas properties. Many of these competitors have greater financial and other resources than the Company has now or will have in the near future.

Sales and Marketability
------------------------

     Presently, the marketability of the Company's crude oil has not posed a problem for the Company. Crude oil can be easily sold, wherever it is produced in the states the Company operates in, subject to the transportation costs. The crude oil produced by the Company is transported by truck and in the future may be transported by pipeline. Natural Gas is more difficult to sell and requires pipeline. In the areas that the Company is presently pursuing new acquisitions for natural gas production, there are gas gathering systems and a pipelines available. Even if successful in its phase one plans and any wells are drilled for gas, no assurance can be given that any natural gas wells drilled by the Company will be placed on line within a year after the well is drilled and completed.

     The Company will evaluate strategies to improve upon performance in year 2001. The Company plans presently are to further build its Producers Supply clientele base by attempting to structure development projects in the southern Arkansas core area of operation. The Company has no assurance that it will be successful in its efforts to do so without significant capital infusion, success in marketing certain available project interests if any, or establishing a line of credit being available sufficient for improved area commerce, and further to provide needed staffing and marketing necessary to implement the business plan.

Business Risks
---------------

Production Risks
-----------------

     All of the Company's proposed oil and gas activities would be subject to the risks normally incident to the exploration for, and development and production of, natural gas and crude oil. These include, but are not limited to, blowouts, cratering and fires, each of which could result in damage to life and property. In accordance with customary industry practices, the Company plans to maintain future insurance for its proposed operations against some, but not all, of the risks. Losses and liabilities arising from such events could reduce revenues and increase costs to the Company to the extent not covered by insurance.

     All of the Company's proposed oil and gas activities are subject to the risks normally incident to the exploration for, and development and production of, natural gas and crude oil. These include, but are not limited to, blowouts, cratering and fires, each of which could result in damage to life and property. The Company plans to obtain and maintain insurance for its proposed operations against some, but not all, of the risks. Losses and liabilities arising from such events could reduce revenues and increase costs to the Company to the extent not covered by insurance.

Development Stage Company
--------------------------

     Due to the Company's limited operating history, it will be difficult to predict accurately the future revenues. This may result in one or more future quarters where the Company's financial results may fall below the expectation of Management and investors. However firmly Management may believe in its prospects, the Company could fail. Operating results may vary, depending upon a number of factors, many of which are outside the Company's control. Every investor should evaluate the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in the oil and gas industry. The past performance of Energy Producers, Inc. cannot be used to predict the future performance of the Company.

Operating Losses
----------------

     The Company expects to incur increased operating expenses during the next year. The amount of net losses and the time required for the Company to reach and sustain profitability are uncertain. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, and delays frequently encountered in connection with a new business, including, but not limited to uncertainty as to development and acquisitions and the time required for the Company's planned production to become available in the marketplace. There can be no assurance that the Company will ever generate product revenue or achieve profitability at all or on any substantial basis.

Requirement for Additional Capital
----------------------------------

     The Company believes that additional debt or equity financing will be necessary to maintain its current and planned operations through the next twelve months. The Company anticipates that the proceeds from a loan debt arrangement or another private placement will enable it to conduct its operations through the first twenty-four months. However, no assurance can be given that all or a significant portion of any debt or equity offering will be arranged, consummated, and sold or that any change in the Company's operations would not consume available resources more rapidly than anticipated. The Company will need substantial funds to support its long-term product development and marketing programs. Management plans to initiate a bank financing arrangement as soon as practicable.

     To the extent that the Company's capital resources, including the proceeds of any Offering, are insufficient to meet current or planned operating requirements, the Company will continue to seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no effective or approved current arrangement with respect to such additional financing that is either secured or finalized terms at this time. Even though existing prospects for general or project financing may change it is not assured or guaranteed. The Company at this date does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

Need for Expansion
------------------

     The Company expects expansion will be required to address potential growth. This need for expansion will continue to place a significant strain on the Management, operational and financial resources. Failure to manage growth could disrupt the operations and ultimately prevent the Company from generating expected revenues. The Company's business strategy includes entering into business partnerships and may include acquiring complementary businesses, existing production or products. The Company may be unable to complete suitable business partnerships and acquisitions on commercially reasonable terms, if at all. The Company expects to face competition for business partnerships and acquisition candidates related to the oil and gas industry. This competition could impair the Company's ability to successfully pursue these aspects of this business strategy.

     Business partnerships or acquisitions could disrupt ongoing business, distract Management and employees and increase expenses. If the Company makes an acquisition, it could face difficulties assimilating that Company's personnel and operations. Key personnel of the acquired company may decide not to work for the Company. Acquisition of additional services or technologies also involves risk of incompatibility and lack of integration into existing operations. If the Company finances the acquisitions by issuing equity securities, this could dilute existing stockholders positions. Additionally, funding instruments may have rights, preferences or privileges senior to those of the Company's stockholders. Any amortization of goodwill or other assets, or other charges resulting from the costs of acquisitions could adversely affect operating results.

No Financial Data
------------------

     As a result of its limited operating history, the Company does not have historical financial data upon which to forecast revenues and results of operation. The actual effect of these factors on the price of stock will be difficult to assess due to the limited operating history. Results of operation may fall well below the expectations of securities analysts and investors, and the trading price of common stock may drop.

Lack of Experience
------------------

     Almost all of the Management team joined Energy Producers, Inc. in 1999. Most of these individuals have not previously worked together. If senior managers are unable to work effectively as a team, business operations could be considerably disrupted.

Insurance
---------

     The Company intends to maintain insurance coverage that it believes is customary in the industry. It is not aware of any environmental claims as of March 31, 2000, which would have a material impact upon the Company's present or proposed financial position.

Estimating Inaccuracies
-----------------------

     There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of crude oil, condensate and natural gas liquids that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the amount and quality of data and of engineering and geological interpretation. Estimates of different engineers vary. Results of drilling, testing and production after the date of an estimate may justify revision of such estimate. Reserve estimates are often different from the quantities ultimately recovered including the continual possibility of failure to find oil or gas and the drilling of a dry hole, and concentrations of oil in unexpected differing amounts on certain holes or targets drilled.

Declining Reserves
------------------

     Volumes of proposed oil and gas acquisitions by the Company will decline as reserves are depleted. Reserve volumes generated from future activities of the Company are highly dependent upon the level of success in acquiring or finding additional reserves.

Employment of Officers
----------------------

     The business of the Company is dependent upon the continuing services of its Officers. The loss of the services of any key individual could be detrimental to the development of the Company's business and could adversely affect the conduct of the Company's business. While it intends to do so, the Company has not yet applied for key-man life insurance and the Company has not obtained insurance covering the possibility that any of its key management personnel might become disabled or otherwise unable to render services to the Company. The success of the Company is also dependent upon its ability to attract, contract with and retain highly qualified technical, managerial and marketing personnel. The Company faces competition for such personnel from other companies, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to recruit and retain such personnel.

Regulation
-----------

     The Company will be subject to regulation by numerous governmental authorities. Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators or licensees would adversely affect the marketing of products developed by the Company, and the Company's ability to generate product revenues. Further, there can be no assurance that the Company, its collaborators or licensees will be able to obtain necessary regulatory approvals. Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company.

     The proposed operations of the Company will be subject to the effects by federal, state, regional and local laws and regulations. These include laws governing allowable rates of production, well spacing, air emissions, water discharges, endangered species, marketing, pricing, taxes, land use restrictions and other laws relating to the petroleum industry. The Company's proposed operations would be subject to changes in such laws and regulations. In addition, these laws and regulations may impose substantial liabilities for the Company if it fails to comply with them or for any contamination resulting from the Company's operations.

     The Company will establish policies and procedures for continued compliance with environmental laws and regulations affecting its proposed production. The costs incurred to comply with these laws and regulations are inextricably connected to normal operating expenses, such that the Company is unable to separate the expenses related to environmental matters. The Company does not, however, believe any such additional future expenses are material to its financial position or results of future proposed operations.

     Environmental requirements do have a substantial impact upon the energy industry. Generally, these requirements do not appear to affect the proposed Company operations any differently, or to any greater or lesser extent, than other companies in Arkansas and in the domestic industry as a whole. The Company believes that compliance with environmental laws and regulations will not have a material adverse effect on the Company's operations or financial condition. There can be no assurances, however, that changes in or additions to laws or regulations regarding the protection of the environment will not have such an impact in the future.

Officer and Directors Own a Majority of Shares
-----------------------------------------------

     The Common Stock currently owned by the executive officers and directors of the Company represents a majority of the outstanding Common Stock. Accordingly, such persons will effectively control the Board of Directors of the Company and will direct the affairs of the Company.

Dividends
----------

     No assurances can be given that the proposed operations of the Company will be profitable. The Company has not paid and does not currently intend to pay dividends.

Employees
----------

     The Company presently has no (0) employees and two (2) advisors. They receive no compensation for their services. Certain key executives are paid through outside consulting firms. The Company if successful in its plans intends to hire several full time employees which include but are not limited to: chief communications officer; investor relations; vice president, operations officer; financial officer.

     Future performance will be substantially dependent on the continued services of Management and ability to retain and motivate them. The loss of the services of any officers or senior managers could harm this business. At the present time the Company does not have long-term employment agreements with any key personnel and does not maintain any life insurance policies on any employees at the current time.

Item 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, AND PLAN OF OPERATION

SUMMARY RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under the following "Risk Factors," "Business" and elsewhere in this document.

     To date, the Company does not have any current significant income from its subsidiary oil field inventory and supply operations, Producers Supply, Inc. The Company, on September 29, 2000 effective for the period commencing October 1, 2000 entered commercial operations for primarily the oil production and development business. The Company is currently focused on making presentations to asset-based lenders and other financial institutions for the purpose of acquiring additional existing oil and gas properties with revenues. Review and discussions regarding; a 56 oil and gas well operation with proved producing revenues in the east Texas area; a company operating 55 gas wells, 4 oil wells, and approximately 90 miles of gas gathering systems and operations proved producing with revenue in Texas, Oklahoma, and Kansas; and other similar projects are in progress. If successful in its efforts the Company believes it will increase its revenue stream attributable to oil and additionally bring in gas production revenue in year 2001. If not successful the Company may loose the opportunity to make or conclude these or other potential acquisitions, which would delay or require substantially altering its current plan for growth.

GENERAL

     Energy  Producers,   Inc.  derives  its  revenues  from  its  wholly  owned
subsidiary Producers Supply, Inc., and its own operational activities. These activities include sales of oil and gas field inventory equipment, service, and supply items primarily in the southern Arkansas area. Additional revenues effective for the period ended December 31, 2000 have been derived from the acquisition of the producing oil property leases with revenues in Olney, Young County, Texas. Other miscellaneous income is attributable to short term sale of an asset. The Company is focused on evaluation of the market potential for further development of its subsidiary operations and revenues in fiscal 2001, and other potential proved producing oil and gas properties available to the Company for acquisition.

     The Company expects to incur increased operating expenses during the next year from commencing activities related to its oil and gas acquisition and development program. The amount of net losses and the time required for the Company to reach and maintain/sustain profitability are uncertain at this time. There is a likelihood that the company will encounter difficulties and delays frequently encountered in connection with a new business, including, but not limited to uncertainty as to development and the time required for the Company's plans to be fully implemented, governmental regulatory responses to the Company's plans as well as fluctuating markets and corresponding fluctuations in the prices of oil and gas. There can be no assurance that the Company will ever generate significant oil and gas revenues or achieve profitability at all or on any substantial basis.

     The Company will need substantial funds to support its long term oil and gas acquisition and development activities, development and expansion of its existing supply house subsidiary operations, general corporate overhead and marketing programs. The Company has no established bank financing arrangement and no assurance that any such bank financing arrangement will ever be established. The Company believes it has adequate funds on hand to meet the operational requirements for its established operations on a minimal basis at least for the foreseeable future, provided that no unexpected costs arise. However, such funds were derived from loans made to the Company from a firm and various individuals, including a loan from an individual resulting in the sale of an asset. There can be no assurance that funds on hand will be adequate absent substantial additional funding. Further, there can be no assurance that this individual, or other individuals or concerns, will be willing to extend any further loans to the Company.

     To the extent that the Company's capital resources, are insufficient to meet current or planned operating requirements, the Company will seek additional funds through debt financing, collaborative or other arrangements with corporate partners, joint venturers, which any one or all may have the effect of diluting the holdings of existing shareholders. The Company has no current arrangements other than contained within this report with respect to such additional financing.

     No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain of its programs that the Company would otherwise seek to acquire, develop and commercialize. This would have a material adverse effect on the Company in that it could result in the loss of certain, or all, of the Company's current or planned oil and gas leases, properties, and prospects for oil and gas acquisitions, development, and business activities.

RESULTS OF OPERATION - 2000 compared to 1999

     Energy Producers, Inc. net profit was $44,817 for the year ended December 31, 200 compared to net loss of $(330,323) for the twelve-month period ended December 31, 1999. The increase in net profit was due primarily to a short term sale of an asset and a minor increase in net revenues stemming from its acquisition September 29, 2000 effective from the period beginning October 1, 2000 of the oil leases/properties in Young County, Texas. In the twelve months ended December 31, 2000, the Company has spent $1,385,385 towards its initial oil and gas property acquisitions including evaluation, development and preparing for its future phase in plans.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow provided by operating  activities  was $50,932 for the year ended
December 31, 2000, as compared to ($384,296) in cash flow used by operating activities for the twelve-month period ended December 31, 1999.

The increase in cash from operating activities was primarily due to recovery of income tax in 2000, commencement of oil and gas operations, and increase in other income.

     Cash flow from investing activities was a negative $151,030 for the year ended December 31, 2000, compared to $279,530 for the twelve-month period ended December 31, 1999. Cash flow from financing activities was $117,689 for the year ended December 31, 2000, compared to $134,815 for the twelve-month period ended December 31, 1999. This was due to increases in short term debt.

     The Company must undertake certain expenditures in connection with preservation of its property interest, to maintain its oil and gas development rights, and develop its business prospects, acquisition and interests in accordance with its plan. Management projects that such costs will approximate $1,950,000 during fiscal 2001. The Company will require significant additional funds in order to complete its initial acquisition plans, which are estimated to be $5,000,000 during fiscal 2001. On going expansion of proposed operational plans for oil and gas business will required substantial additional funding.

     The Company cannot predict how the oil and gas industry and its collective markets and pricing as a whole will vary during 2001 and what effect they will ultimately have on the Company. Management is of the opinion that the Company will be able to generate sufficient cash from operations and future financing, to service its short term debts, provide for maintaining its current operational status, and to continue work in progress, to further its entry into the oil and gas production business segments.

Oil and Gas Properties
-----------------------

     The Company as of the date of this filing is the primary owner of oil properties located in Young County, Texas. The Company operates these properties by contract with operator-pumpers in the area. The discounted future net cash flows for all the Company's properties at present are $2,759,747.

Income Taxes
-------------

     At December 31, 2000, the Company has a federal operating loss carryforward of $771,722 for financial accounting and federal income tax purposes.
Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law. The net operating losses will expire commencing in the year 2010.

Item 3 Description of Property

     The Company owns an interest in various oil and gas wells as described below*. The 10 operating wells and two disposal wells that it owns in Olney, Young County, Texas currently account for its oil and gas income. The 10 producing wells and two disposal wells are listed below along with the working and net revenue interest that the Company owns in each of the properties.

Well Names                                  Working Interest                    Net Revenue Interest
-----------                                 ----------------                    --------------------
Wiechman #1 (Deep)                                     87.5%                              70.00000
Wiechman #2 (Shallow)                                  87.5%                              70.00000
Wiechman #4 (Shallow)                                  87.5%                              70.00000
Wiechman #5 (Shallow)                                  87.5%                              70.00000
Wiechman #8 (Shallow)                                  87.5%                              70.00000
Wiechman #10(Shallow)                                  87.5%                              70.00000


Griffin #1                                             87.5%                              68.35938
Griffin #2 Salt Water Disposal Well(SWD)                 -0-                                   -0-
Wiechman B #1                                          87.5%                              70.00000
Wiechman Salt Water Disposal Well(SWD)                   -0-                                   -0-
McClatchy B                                            87.5%                              71.75000
K-W Unit                                               87.5%                              71.75000


     A working interest means the percentage of the operating, drilling, completing and reworking costs that the Company is required to pay. The net revenue interest is the percentage of the revenues that the Company receives from the sale of oil and gas from the wells.

*The table represented is the Company's current interest, which subject to certain rights and limitations for a fifty five percent (55%) working interest to be retained after payout of the loan made by Baseline Capital, Inc. The (55%) retained back end working interest can be exchanged all or part by Baseline Capital, Inc. as payment for the exercise of certain options granted to Baseline Capital, Inc. which vest upon payout with expiration three years after the vesting (see "Stock Options").

     The referenced wells listed above are all located in Young County, Texas.

     The Black Family Partnership, Ltd. owns the remaining one eighth (1/8) working interests in the various operated wells listed above.

     The Company attempts to maintain all of its operating wells in good working condition. Contract operators and pumpers familiar with the oil and gas business in the area oversee wells operated by the Company.

     The operated wells listed above are secured and encumbered by notes to Baseline Capital, Inc., First American Bank via Baseline Capital, Inc. and Royal Crest, LLC. Mr. David J. Kronenberg a Director, and assistant secretary of the Company, whom is related to Royal Crest LLC, is a beneficial owner of the Company, and shareholder indirectly through DJ and SM Kronenberg LLLP.

     The Company owns a minority interest in an unproved 257 acres of leases for development, including associated interests in all equipment and fixtures located on or used in connection with the leases on a well-to-well basis. The two leases are both located in Runnels County, Texas. The leases are believed to contain reserves of oil and gas. The Company, at its election, will attempt to sell its interest to partners or develop them.

Continued Description of Properties
------------------------------------

     The Company's wholly owned subsidiary Producers Supply, Inc. owns and maintains a 5,000 square foot building, and adjacent facilities which house the oil field inventory, sales support and regional offices for the Company. Producers Supply, Inc. is located at 124 South First Street, Stephens, Arkansas 71764, and its telephone number is (870) 786-5424.

     During July 1999, Mr. Larry Lough, ASA, ISA, President of Appraisal Systems, Inc., was retained to perform an appraisal on the equipment and inventory located on the premises of Producers Supply.

     The primary purpose of the appraisal was to determine a market value of the property belonging to Producers Supply. The market value concept may be described as the likely price within a price range that a seller of such property might receive or the likely price within a price range that a buyer might pay. Estimating the cost to replace the property and then accounting for any observed deterioration, functional or economic obsolescence, might further determine this value or price.

     Mr. Lough's detailed appraisal report dated July 16, 1999 indicated a market value of the inventory held by Producers Supply of $941,000.

     During July, 1999, Mr. George P. Betts, MBA, GRI, Certified General Appraier, CG-0561, Betts Enterprises, was retained to perform an appraisal of the land and building of the subject property commonly known as Producers Supply, Inc., a commercial business in Stephen, Ouachita County, Arkansas. The present utility of the property reported is a petrochemical industry parts and supply operation located at 124 South First Street in Stephens. Producers Supply, Inc. is a wholly owned subsidiary of Energy Producers, Inc. (the "Company")

     The aggregate property considered within the appraisal is approximately .36 acres. The retail space, warehouse, offices and baths within the appraisal is approximately 5,000 square feet.

     The property, which is the subject of the appraisal, is commercial in nature. The contiguous property is comprised commercial utilities and public use areas. Other surrounding property would support the subject property in utility completely in its present form. No adverse utilities are in place presently that would have a negative effect on the subject property.

     The purpose of the appraisal is to estimate the market value of the property as of July 12, 1999. In estimating the value it has been necessary to make a careful physical inspection, examination, study and analysis of the property.


Cost Approach                               $34,000
Income Approach                             $25,500
Market Data Approach                        $21,500


Exploration and Production
---------------------------

     The Company has participated in the attempted completion of one development well in May/June of 2000. The one well was a dry hole. The well was located in Runnels County, Texas and the Company owned a 29.3333335% working interest in the well.

     In the next year the Company may participate in the drilling of a well or wells if it is able to successfully acquire attractive oil and gas leases with substantially proven undeveloped reserves, a preferred majority working interest available, and can obtain or provide financing or market an interest on terms acceptable to the Company.

Proved Developed and Proved Undeveloped Reserves
-------------------------------------------------

     The following table sets forth the estimated total proved developed prod ucing, total proved developed non-producing and proved undeveloped oil and gas reserves, net to the Company's interest which includes certain rights for a fifty five percent (55%)working interest to be retained after payout of the loan to Baseline Capital, Inc. The(55%) retained back end working interest can be exchanged all or part by Baseline Capital, Inc. as payment for the exercise of certain options granted which vest upon payout with expiration three years after the vesting (see "Stock Options"). Therefore this report should be read in conjunction with the Baseline Capital, Inc. Agreement (see "Note One" below and "Material Contracts, Baseline Capital, Inc. Agreement dated September 29, 2000") of oil and gas properties effective October 1, 2000. The reserve information is based on excerpts of the independent report prepared by Russell K Hall, Texas P.E. no. 69926, and all engineering estimates were prepared in accordance with with SEC base pricing policy. The report is effective May 1, 2001. The reserve information presented is for six leases (ten oil wells plus two disposal wells) and evaluates the interest owned by the Company. Under the base SEC pricing policy, the oil price remains flat at $24.00 per barrel. For each lease, oil and gas prices were compared to Scurlock Permian's West Texas Intermediate posted price and El Paso's Waha spot gas index price. Differences between historical prices and these reference prices were used to adjust for transportation, bonus,and gravity adjustment for oil and BTU content for gas on a property-by-property basis.

Note One: The following table should be read in conjunction with the September 29, 2000 Baseline Capital, Inc. note agreement, and stock option agreements.

                               Proved      Proved
                               Developed   Developed         Proved            Total
                               Producing   Non-Producing     Undeveloped       Proved
                               ---------   -------------     -----------       ------
Reserves (Net)
         Oil (bbl)                76,104           51,743      108,136           235,983
         Gas (Mcf)                     0                0            0                 0
Revenue ($)                    2,024,368        1,376,362    2,876,420         6,277,151
Expenses ($)                     588,254          173,309      388,718         1,150,281
Investments ($)                        0           40,000      470,000           510,000
Future Net Income ($)
         Undiscounted          1,436,114        1,163,053    2,017,703         4,616,871
         Discounted @ 10%      1,040,084          748,700      970,963         2,759,747


Based on the table presented above and according to the report effective May 1, 2001 lease-operating expenses (LOE's) are the average of actual expenses Costs effective May 1, 2001 average $430.00 per month per well. Lifting costs, taxes plus LOE's, consume 17 percent of the first year Proved Developed Producing(PDP) oil and gas sales. This equates to total first year lifting costs of $4.52 per barrel.

     Analyzing current test data, extrapolating historical production data, and comparing field data with the production history of similar wells in the area the Company determined the oil reserves assigned to the properties in the evaluation. The current volatility of oil prices provides an element of uncertainty to any estimates. If prices should vary significantly from those projected in the report information, the resulting values would change substantially. The reserve estimates contained in the engineering report are based on accepted engineering and evaluation principles. The present value of estimated future net revenues, discounted at 10%, does not necessarily represent an estimate of a fair market value for the evaluated properties.

     There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the report are based on various assumptions relating to rates of future production, timing and amount of development expenditures, and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. Such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices, and other factors.

     The actual value of the Company's proved reserves are dependent on the prevailing prices for oil. World oil prices declined significantly during 1997 and 1998 from previous years and increased significantly during the last 12 months. There can be no assurance that oil prices will decline or increase in the future. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil as a source of energy as compared with natural gas, coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation and sale of oil; and other factors, all of which are beyond the control or influence of the Company.

Wells and Acreage
------------------

     In the oil and gas industry and as used here, the word "gross" well or "acre" is a well or acre in which a working interest is owned; the number of gross wells is the total number of wells in which a working interest is owned. A "net" well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres.

Set fourth below is information respecting the developed and undeveloped acreage owned by the Company in Young County Texas as of December 31, 2000.

 Developed Acreage                  Undeveloped Acreage
Gross           Net                Gross                 Net
------          ---                -----                 ---
192.5           154                70                    56


Production and Sale of Oil and Gas

The following table summarizes certain information relating to the Company's net oil and gas produced from the Company's properties, after royalties, during the period commencing with the Company's effective date for revenues for the three months commencing on October 1, 2000 and ending December 31, 2000.

                                                              The three months ending
                                                              December 31, 2000
                                                              -----------------
Average net daily production of oil (Bbl)                     49.47
Average net daily production of gas (MCF)                        -0-
Average sales price of oil ($ per Bbl)                        31.66
Average lifting cost per bbl oil equivalent                    2.59


Delivery Commitments
---------------------

     The Company sells its oil to customers willing to pay the highest price. There are several companies offering to purchase the Company's oil. The Company sells all of its crude oil on month to month contracts that can be terminated at anytime upon thirty (30) days notice by either party. The Company has no commitments that obligate the Company to produce any set amount of oil or gas.

     Energy Producers, Inc. is sub-leasing from a non affiliated party (a co-sharing basis) approximately 2,000 square feet of office space for its corporate headquarters at 7944 E. Beck Lane, Suite 200, Scottsdale, Arizona 85260-1774, and its telephone number it (480) 778-0488. The terms of the sub-lease are monthly at the rate of $1,200.00 per month. Duration of the lease is within the non affiliate party's two-year renewable lease provisions. The Company has been extended the same terms as to duration and roll over options at its election and is current in its payments.

Part I, Item 4 Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the beneficial ownership of the Company's $.001 par value common stock as of December 31, 2000 of (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of common Stock, (ii) each director and executive officer of the Company beneficially owning common Stock, and (iii) all directors and executive officers as a group. As of the date of this memorandum there were 10,891,812 common shares issued and outstanding.


                                                       Amount
                                                       and Nature
                                                       of                     Percent
Title of        Name of                                Beneficial             of
Class           Beneficial Owner                       Owner                  Class
- -----           ----------------                       -----                  -----
Common          Jay C. Wilson (1)                        1,845,335              16.94%
Common          Larry W. Trapp (3)                       1,487,500              13.66%
Common          Mel Herzog (2)                           1,162,500              10.67%
Common          David J. Kronenberg (4)                  1,125,000              10.33%
Common          Michael Trapp (3)                          657,500              06.04%
Common          William A. Sanders                         300,000              02.75%
Common          Melvena Alexander                          230,000              02.11%
Common          Dennis R Alexander (5)                     912,500              08.38%
Common          All Officers and Directors               7,075,335              64.96%
                as a Group
Common          Control Shareholders                     8,032,835              73.75%
Common          Minority Shareholders                    2,858,977              26.25%
Common          Outstanding                             10,891,812             100%


(1) Leanna Wilson is the daughter of Jay C. Wilson, Director of the Company and President of Producers Supply, Inc., and the holder of 1, 755,915 shares. Lenna Jenson is the daughter of Jay C. Wilson and sister to Leanna Wilson, and holder of 64,695. Juanita Whitt is Manager at Producers Supply, Inc. and holder of 24,725 shares. Jay C. Wilson has proxy for the shares owned by these persons.

(2) Mel Herzog, Chairman and CEO, shares are in the name of Herzog Revocable Living Trust.

(3) Larry W. Trapp is the Parent of Michael Trapp. Shares are included in total.

(4) David J. Kronenberg, Director, and Assistant Secretary is a Limited Partner of the DJ and SM Kronenberg Family LLLP. He has also gifted 40,000 shares to Ronald and Marie Mencaraelli, sister and brother-in-law; 40,000 to Anthony and Clare Fernandez, sister and brother-in-law; and 20,000 shares to Rita Kronenberg, sister.

(5) Dennis R. Alexander President and Director is the son of Melvena Alexander. Melvena Alexander is Secretary of the Company. 412,500 shares are in the name of Dennis R. Alexander; 300,000 in the name of Deborah L. Alexander, wife of Dennis R. Alexander; 50,000 shares in the name of Ashton Alexander, son of Dennis R. Alexander; 50,000 in the name of Aaron Alexander, son of Dennis R. Alexander; 50,000 in the name of Julie Alexander-Schumacher, daughter of Dennis R. Alexander; and, 50,000 shares in the name of Sarah Alexander, daughter of Dennis R. Alexander.


Item 5 Directors, Executive Officers, Promoters, and Control Persons.

NAME & AGE                          POSITION
- ----------                          --------
Mel Herzog, 80                      Chairman, and Chief Executive Officer
Dennis R. Alexander, 47             President, and Director
Jay C. Wilson, 71                   Director, and President of Producers Supply, Inc.
Larry W. Trapp, 59                  Vice President and Director
William A. Sanders, 73              Advisor
David J. Kronenberg, 47             Director, and Assistant Secretary
Melvena Alexander, 66               Secretary and Comptroller
Thomas J. Richards, 55              Advisory Board Member


Mel Herzog joined the Company as its Chairman of the Board, Chief Executive Officer, and Director on May 18, 1999. He served as Chairman and CEO of U.S. Power Systems, Inc., from September 17, 1993 until January 1, 2000 and Senior Vice President from 1980 to September 17, 1993. He is Founder and Director of Academy Research and Torka Engineering. Mr. Herzog is a Graduate in Industrial Design from Institute of Design, Chicago, IL, and received a certificate for product development from Illinois Institute of Technology. He was an Air Force Training Instructor at Kelly Field, San Antonio, Texas, and had administration liaison duty as a 1st Lt. with the Air Transport Command in the Azores & Europe. In November 1986, Mr. Herzog participated as a guest program leader for The Shannon Development Co. in Limerick, Ireland, on the subject of Innovation and New Product Development, to activate employment oriented projects for the Irish economy.

Dennis R. Alexander joined the Company as President and Director on May 18, 1999. From April 1997 through March 1998, Mr. Alexander served as CEO, Director and Consultant of Miner Communications, Inc. During the same period, Mr. Alexander served as a director to other private companies involved in mining and resource related industries. From 1994 to 1995, he served as a Director of a publicly held mortgage company listed on NASDAQ OTCBB. In 1992, Mr. Alexander was granted a conditional license to operate a trade school. In 1991, Mr. Alexander's actions in part were responsible for and instrumental in bringing the first true Video-on-Demand patented systems to the public. His memberships have included BMI, ASCAP, NARAS, and the American Management Association.

Jay C. Wilson has been a Director of the Company since February 4, 2000 having served as Treasurer and Director of the Company from May 18, 1999 until February 4, 2000. He has served as President, Manager and Founder of Producers Supply, Inc. (now a subsidiary of the Company) since 1974. His duties include oversight-monitoring responsibilities for all exploration, drilling, production, acquisition, and engineering activities initially planned for the Company's core operations area. He is the Founder, Chairman and President of Jay C. Wilson Pipe and Supply, Inc. Mr. Wilson has served as Stephens Chamber of Commerce President, Stephens Housing Authority Chairman and President of the Stephens Lion's Club. He presently serves on both the Stephens Bank Board of Governors and the Ouachita County Memorial Hospital Board.

Larry W. Trapp has been a Vice President and Director of the Company since June 17, 1999 and is additionally serving as Treasurer since August 1, 2000. Mr. Trapp earned a BS in Business Administration with emphasis in Finance from Arizona State University. Mr. Trapp is assisting initial ramp up operations and the Company's plans for future growth in areas of management, project analysis, finance and acquisition review. Mr. Trapp is a co- founder and partner in a Water Resource Development Project. He is currently employed at Southwest Airlines. From 1987 to July 1993 he was involved in various aspects of the Travel Industry. He was owner of Cimmaron Travel, with offices in Sun City & Phoenix. Over approximately 18 years Mr. Trapp served as both Branch Manager of First American Title Insurance Company and Manager of Accounts Servicing Department with 17,000 trust and collection accounts. He became Vice President and Manager of Escrow Administration, maintaining direct accountability for the organization and assistance of 22 branches in Maricopa County where he supervised a management and an administrative staff of 125 employees. Mr. Trapp has extensive FAA Air Carrier Security Training and has acted as a Captain in charge of hiring, training, scheduling, and discipline of officers to insure safety and security for a multi-million dollar facility at Sky Harbor airport.

William A. Sanders is a Executive Advisor and Project Consultant to the Company as of May 7, 2000 having served as a Director and Executive Advisor since May 18, 1999. As an advisor assisting the current and future course of operations and planned growth for the Company. He was responsible for several oil discoveries  such as  Minor  Rowe  No.  1, 9  development  wells,  (2,600),  300
B.O.P.D., U. Cleveland No. 1, four producing formations, (3,200 to 4,200), 750 B.O.P.D., Billy Paterson No.1, 15 wells, 300 B.O.P.D., Ford No. 1, 300 B.O.P..D., Harris Dubois No. 1, 1 well, 500 B.O.P.D. (2,800), D. Bright No. 1, 2 wells, (3,400), 350 B.O.P.D., et al. Mr. Sanders engaged in promoting drilling acreage and or wells in Green County, KY; Sulphurlick, KY; Albion, Michigan; Cardington, Ohio; East Canton, Ohio; Cambridge, Ohio; Wapella, Silurian Form, IL; Jay, Florida; and Onieda, TN. He was engaged in the sales of pipe and oil field equipment in Louisiana, Texas, Colorado, New Mexico, California, Ohio, Arkansas and Canada. Mr. Sanders was founder of both Mecca Drilling Co. and Magnum Drilling Co. These companies engaged in buying oil production in Louisiana and Arkansas.

David J. Kronenberg has served as Director, and Assistant Secretary of the Company since February 4, 2000 having served additionally as Treasurer from February 4, 2000 until August 1, 2000. From 1992 to the present, Mr. Kronenberg has been the founder and President of Global Resource Integration, Inc. and David J. Kronenberg, CPA, P.C. He provides accounting, tax planning and preparation, and business advisory services to the public. Additionally, Mr. Kronenberg has conducted audits of corporate retirement plans and their associated trusts. From 1985 to 1992, Mr. Kronenberg was an Internal Revenue Agent with the Internal Revenue Service and during his tenure contributed toward the development and writing of an operational workbook for IRS auditors. During the period 1984 to 1985, he was a credit analyst for Motorola Communications & Electronics, Inc. Mr. Kronenberg is an established Certified Public Accountant since 1990 to the present. Additionally he has completed seventy-eight of the eighty units required toward attaining an MS degree in Accountancy from California State University. Mr. Kronenberg holds a BA in Chemistry from California State University, is a Certified Financial Planner, and a Licensed Insurance Agent.

Melvena Alexander has been Secretary and Comptroller of the Company since May 18, 1999. Mrs. Alexander was Co-Owner, Founder and Operator of Clyde Alexander Refrigeration from 1947 until it was sold in 1989. She has been a statistical typist for Prentice Hall, College Book division, and has served as contract accountant for the Phoenix Rotary Club. Mrs. Alexander was a professional grader of CPA exams from candidates from 50 states and territories for the American Institute of Certified Public Accountants. From 1997 to 1998, she assisted and prepared business plans on an independent contract basis for two start-up companies. She has worked for Bank of America part-time and currently works in the Department of Patient Finance at Arizona State Hospital. Mrs. Alexander graduated from Arizona State University with a BS in Accounting, has received a CPA Certificate, State of Arizona # 5096E, and completed the Dale Carnegie "Effective Speaking & Human Relations" course. She is a member of AICPA and the American Society of Women Accountants.

Advisory Board
---------------

Thomas J. Richards has been a member of the Advisory Board of the Company since February 4, 2000. Mr. Richards brings key assistance to the Company's board of directors and officers strategy and operations planning sessions having over 30 years of experience in marketing, business analysis, method and procedures development, and project management. He holds a BA degree in economics from Beloit College and taught for several years before entering the business world. Mr. Richards has held positions of leadership and has directed a staff of individuals who successfully effected the turn around of an enterprise. Since May of 1999, Mr. Richards has assisted the Company in an advisory capacity providing research and analysis reports on a number of potential projects for the Company.

Part I, Item 6 Executive Compensation

                                  COMPENSATION

Director Compensation

     As of February 4, 2000 each member of the Board of Directors, subject to approval of the Chairman and CEO determined per each formal meeting scheduled based on the then current finances of the Company, is paid $500.00 per formal meeting plus certain expenses incurred in connection with attendance at Board and Committee meetings.

Employment and Consulting Agreements

     The following summary Compensation Table sets fourth all cash compensation paid, distributed or accrued for services, including salary and bonus amounts rendered in all capacities for the Company's Management and various consultants during the fiscal years ended, December 31, 2000 and 1999. All other tables required to be reported have been omitted, as there has been no compensation awarded to, earned by or paid to any of the executives of the Company that is required to be reported other than what is stated below

     The following have been paid through independent outside consulting firms as follows:

                           Summary Compensation Table


                                                                                                 Long-Term
                                                                                                 Compensation
                                                                                                 Awards
                                                                                                 Securities
                                                                                Other Annual     Underlying        All Other
Name and Principal Position         Year         Compensation   Bonus           Compensation     Options           Compensation
----------------------------        ----         ------         -----           ------------     -------           ------------
Mel Herzog, CEO,                    2000          $84,500        0              0                   0              0
                                    1999          $39,500        0              0                   0              0

Dennis R. Alexander, President      2000          $92,750        0              0                   0              0
                                    1999          $40,750        0              0                   0              0

Melvena Alexander, Secretary        2000          $46,900        0              0                   0              0
                                    1999          $23,250        0              0                   0              0



* Mel Herzog, Dennis Alexander, and Melvena Alexander have been paid through independent outside consulting firms as follows: Mel Herzog, Academy Research; Dennis Alexander, Global Media Network USA, Inc.; Melvena Alexander, Melvena Alexander CPA.

     The Company has granted stock options to certain officers, consultants, directors, and advisors of the Company to purchase shares of the Company's common stock. The Company granted these stock options to persons for their direct participation acknowledged by performance over the past two years including the start up of operations and the development of the Company and further its current ongoing developments planned. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                      Option Grants in the Last Fiscal Year
                To Officers, Consultants, Directors, and Advisors

                                                     % of Total Number
                                                     Of Securities Underlying   Options Granted           Exercise
Name                                                 Options Granted            in Fiscal Year            Price ($/sh)
-----                                                ---------------            --------------            ------------
Mel Herzog (CEO) and Charlotte
Herzog TTEE UA DTD Jan 31,
1994 Herzog Revocable Living
Trust JT Grantors                                    9.091%                     600,000                   $0.95

Dennis R. Alexander, President/Dir                   9.091%                     600,000                   $0.95

Melvena Alexander, Secretary                         7.576%                     500,000                   $0.95

Larry W. Trapp, Vice President/Dir                   9.091%                     600,000                   $0.95

D.J. and S.M. Kronenberg Family
LLLP, Assistant Secretary/Dir                        7.576%                     500,000                   $0.95

Thomas J. Richards, Advisory Board                   7.576%                     500,000                   $0.95



(1) The following are excerpts from certain provisions contained in the option agreements listed above, and include but not limited to the following:

     The Option shares are subject to all affiliate rules provided for under the rules of the Securities and Exchange Act of 1933, as amended (the "Securities Act").

     The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

     The agreements call for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements.

Part I, Item 7 Certain Relationships and Related Transactions

     On August 25, 1999 the Company acquired all the outstanding shares of Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. The acquisition has been accounted for as a Reverse Acquisition under the Purchase Method of Accounting. Subsequent to the acquisition, Energy Producers Group, Inc. was dissolved.

     The following note was made to a related party originally issued by Energy Producers Group, Inc. as part of the reverse acquisition of Producers Supply, Inc. and assumed by the Company as follows:

Note to JC Wilson Pipe and Supply, Inc.                       $245,000
Note was issued August 15, 1999 and accrues
interest at the rate of 9.5% per annum, and is due
on or before August 15, 2000 (*As of March 1, 2001
Jay C. Wilson Pipe and Supply, Inc. has granted the
Company a six (6) month extension on the terms
of the note outstanding.)


     Jay C. Wilson a director of the Company and President of Producers Supply, Inc. owns J.C. Wilson Pipe and Supply, Inc. His daughters Leanna Wilson and Lenna J. Jensen along with Juanita Whitt current manager Producers Supply, Inc. are the former owners of Producers Supply, Inc. and are shareholders of the Company. Mr. Wilson has proxy to the shares owned by Leanna Wilson, Lenna J. Jensen, and Juanita Whitt.

The following note may be deemed administered by a related party of the Company.

Note to Royal Crest, LLC                                    $270,183
issued September 20, 2000 with
interest at 20% per annum. Monthly
payments are interest only with full
payment due on October 1, 2001.
The note is current.


     The mother of Mr. David J. Kronenberg owns Royal Crest LLC which he administers. Royal Crest LLC has a security interest for the note in the Young County, Texas properties owned by the Company. Mr. Kronenberg who is a Director, and Assistant Secretary of the Company, who is related to Royal Crest LLC, as a beneficial owner of the Company, and shareholder, and control person indirectly through DJ and SM Kronenberg LLLP.

     The Company is sub leasing to a related party, David J. Kronenberg, indirectly through Kronenberg Tax and Management LLC, half of the Company's sub leased office space on a month-to-month basis. The Company's arrangement for sub leased office space is with a non affiliated party (a co-sharing basis) approximately 2,000 square feet of office space for its corporate headquarters at 7944 E. Beck Lane, Suite 200, Scottsdale, Arizona 85260-1774, and its telephone number is (480) 778-0488. The terms of the sub-lease are monthly at the rate of $1,200.00 per month. Duration of the lease is within the non-affiliate party's 2-year renewable lease provisions. The Company has the same terms as to duration and roll over options at its election and is current in its payments at the present time.

     The following note may be deemed held and administered by a related party of the Company.

Note to Baseline Capital, Inc.                                        $  979,817
Note was issued September 29, 2000 and is
a non-interest bearing note.  Minimum monthly
payments of $25,000 or 80% of net production
proceeds from specified properties. (*The note is current)


     Baseline Capital, Inc. and Mr. Karl Reiter holds option grants for future exercises (see "Stock Options") and the Young County, Texas oil properties owned by the Company, which are managed by Baseline Capital, Inc. and provide for a consulting agreement with Karl J. Reiter of Baseline Capital, Inc.

     The following may be deemed related parties of the Company.

     In September 2000, the Company issued 10,000 shares of Common Restricted Stock as consideration in retirement of debt and other obligations.

William V. Harlow 10,000 common restricted shares of the Company was issued as consideration in 2000 for a letter of intent to acquire the Harlow Corporation. The Company has made a commitment to issue another 10,000 shares in behalf of a granted extension for the letter of intent. Exemption: 4(2)

     In January 2001, the Company issued 105,000 shares of Common Restricted Stock as consideration in retirement of debt and other obligations.

Thomas J. Richards 30,000 common restricted shares of the Company was issued as additional consideration in behalf of a $30,000. short term loan made to the Company in fiscal 2000. The loan was repaid. Exemption: 4(2)

Troy Rogers 10,000 shares of common restricted stock issued as consideration to originally hold the Young County, Texas producing oil properties by contract, as then acquired by the Company. The shares are required to be included in a registration, if any, of the Company's securities. Exemption: 4(2)

J. Scott Gardner 50,000 common restricted shares was issued as additional consideration for short term loans made and extended to be made to the Company. Fifty Thousand dollars in loans have been made to the Company by Mr. Gardner, of which $30,000 was repaid to him in fiscal 2000. Exemption: 4(2)

Michael Trapp 15,000 common restricted shares of the Company was issued as additional consideration in behalf of a short term $15,000 loan of which was repaid to him in fiscal 2000. Exemption: 4(2)


     The following may be deemed a related party of the Company.

                Option Grants in the Fiscal Year 2000, continued

                                            % of Total Number
                                            of Securities in fiscal
                                            year Underlying Options                     Options                    Exercise
Name                                        Granted                                     Granted                    Price ($/Sh)
- ----                                        -------                                     -------                    ------------
Bradley T. Ray                              08.00%                                      500,000                    $0.95


(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but not limited to the following:

     The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

     The agreement calls for the filing of a registration statement including the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements.

     For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise Period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration, the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

     On October 30, 2000 the Company entered into a Purchase Agreement with Life Energy Technology Holdings, Ltd. of Ireland under which Life Energy agrees to purchase 49% of Energy Producers, Inc.'s common stock for twenty million U.S. dollars worth of Natural Resource Commodity convertible by Life Energy into cash on a schedule basis. One Million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the monies, other technical related items, and determinations. In October 2000 the Company pursued an Asset Purchase Agreement with Calmon Enterprises, Inc.. to acquire Hull Silk Field equipment, technology licenses and related liabilities. The acquisition was never consummated.

Part I, Item 8 Description of Securities

     The Company is currently authorized to issue 200,000,000 shares of common stock, par value per share is $.001, and 50,000,000 of Series A, B, and C Preferred Stock, par value per share is $.001. There are currently 10,891,812 common shares issued and outstanding, and 1,000,000 shares of its Series B Preferred Stock escrowed for issuance pending the conclusion of a certain transaction with Life Energy Technology Holdings, Ltd. of Ireland.

Common Stock

     The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may determine in its sole and absolute discretion. Each stockholder is entitled to one vote for each share of Common Stock held. The Common Stock is not entitled to preemptive rights and is not subject to redemption. In the event of liquidation, dissolution or winding-up of the Company, the holders of the Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. All outstanding shares of Common Stock are fully paid and nonassessable.


     The following is taken from Article 3 amended of the Company's  Articles of
Incorporation:

     The maximum number of shares of capital stock that the Corporation is authorized to issue and have outstanding is two hundred fifty million (250,000,000) shares, of which two hundred million (200,000,000) shall be $.001 par value Common Stock and fifty million (50,000,000) shares shall be $.001 par value Preferred Stock.

     The following is a statement of the designations and powers, preferences and rights, and qualifications, limitations and restrictions thereof, with respect to the capital stock of the Corporation:


1. Common Stock. Except as otherwise required by law, the holders of Common Stock shall be entitled to one vote per share on all matters upon which holders of shares of Common Stock shall be entitled to vote.


2. Preferred Stock. The Preferred Stock is classified as Series A, Series B and Series C Preferred Stock. The rights, preferences and voting powers, with restrictions and qualifications of such Preferred Stock are as follows:


     (A)  Series A Preferred Stock.

          (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series A Preferred Stock." The number of shares constituting the Series A Preferred Stock shall be twenty million (20,000,000) shares. The Corporation may issue fractional shares of Series A Preferred Stock. Each whole share of Series A
               Preferred  Stock  shall  have a  stated  value  of  five  dollars
               ($5.00).

          (ii) Rank. Series A Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the
               Corporation's Common Stock, and to all classes and series of stock of the Corporation now or hereafter authorized, issued or outstanding which by their terms expressly provide that they are junior to Series A Preferred Stock. All of the foregoing series of securities, other than Series A Preferred Stock, are hereinafter referred to as the "Junior Securities."

          (iii)Voting Rights. Except as otherwise provided by law, holders of Series A Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock. Holders of Series A Preferred Stock shall be entitled to one (1) vote for each share of Series A Preferred Stock owned by such holder.

          (iv) Conversion. Shares of Series A Preferred Stock shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series A Preferred Stock may be converted into one (1) share of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series A Preferred Stock.

          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of any Junior Securities, including the Common Stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to five dollars ($5.00) for each share of Series A Preferred Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series A Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of th Liquidation Preference is made in full to the holders of the Series A Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series A Preferred Stock so as to be available for such payments, the holders of the Series A Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation, and the remaining assets of the
                    Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Serie A Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series A Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration, payment and setting apart of dividends on the Common Stock.

          (vii)Redemption at the Option of the Corporation. At any time, the Corporation may issue a Redemption Notice (as defined below) to redeem all of the outstanding shares of Series A Preferred Stock. The purchase price for such shares of Series A Preferred Stock to be redeemed by the Corporation under this section shall be five dollars ($5.00) per share. To exercise its rights under this section, the Corporation shall provide written notice to the holders of the Series A Preferred Stock (the "Redemption Notice"), which shall contain the number of shares of Series A Preferred Stock to be redeemed and the purchase price per share. No later than five (5) days after delivery of the applicable Redemption Notice, the holders of Series A Preferred Stock shall deliver their share certificates to the principal office of the Corporation, endorsed in blank or with separate stock powers, and, upon receipt of such share certificates, the Corporation shall deliver the full purchase price for such shares in funds that shall be immediately available to the holders via wire transfer or cashier's check, together with certificates for any shares of Series A Preferred Stock that remain outstanding, if any.


(B)      Series B Preferred Stock.

          (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series B Preferred Stock." The number of shares constituting the Series B Preferred Stock shall be twenty million (20,000,000) shares. The Corporation may issue fractional shares of Series B Preferred Stock. Each whole share of Series B Preferred Stock shall have a stated value of twenty dollars ($20.00).

          (ii) Rank. Series B Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Corporation's Common Stock and to Series C Preferred Stock, but shall rank junior to Series A Preferred Stock.

          (iii)Voting Rights. Except as otherwise provided by law, holders of Series B Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock. Holders of Series B Preferred Stock shall be entitled to one (1) vote for each share of Series B Preferred Stock owned by such holder.

          (iv) Conversion. Shares of Series B Preferred Stock shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series B Preferred Stock may be converted into (7.5) shares of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series B Preferred Stock.

               (a) Exercise of Conversio Rights. To convert shares of Series B Preferred Stock, the holder of the shares must surrender the certificate or certificates representing the shares to be converted, duly endorsed to the Corporation or in blank, at the principal office of the Corporation, and give written notice to the Corporation at that office that the holder desires to convert the shares. Shares of Series B Preferred Stock shall be deemed to be converted at the close of business on the date of surrender to the Corporation of the properly endorsed certificate or certificates representing the shares.

               (b) Stock Reclassifications. If the Common Stock issuable upon the conversion of the Series B Preferred Stock shall be changed into the same number of shares of any class or classes of stock by reclassification, then and in each such event, the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind of shares of stock and other securities and property receivable upon such reclassification or other change which such holder would have received had its shares of Series B Preferred Stock been converted immediately prior to such capital reclassification or other change.

               (c)  Stock  Splits,  Combinations  and  Dividends.  If the Common
                    Stock issuable upon conversion of the Series B Preferred Stock shall be changed into a different number of shares of any class or classes of stock, whether by stock split, stock dividend, or similar event, then such event shall have no effect on the number of shares of Common Stock issuable upon conversion as provided in this Section 2(B), and in such event, the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share in the amount of shares of stock and other securities and property receivable upon such capital change which such holder would have received had no such change occurred.

               (d) Capital Reorganization, Merger or Sale of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than subdivision, combination, reclassification or exchange of shares as provided in sub-sections (b) and (c) of this Section 2(B)(iv)), or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, or any transaction or series of related transactions in which more than fifty percent (50%) of the outstanding voting securities of the Corporation (on a converted basis) is sold or assigned (any of which events is herein referred to as a "Reorganization"), then as a part of such Reorganization, provisions shall be made so that the holders of Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such Reorganization, to which such holder would have been entitled if such holder had converted its shares of Series B Preferred Stock immediately prior to such Reorganization.. In any such case, appropriate adjustments shall be made in the application of the provisions of this Section 2(B) with respect to the rights of the holders of the Series B Preferred Stock after the Reorganization, to the end that the provisions of this Section 2(B) (except for adjustments of the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.


          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of Common Stock or Series C Preferred Stock, but after distribution or payment is made to holders of Series A Preferred Stock, the holders of Series B Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to twenty dollars ($20.00) for each share of Series B Preferred Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series B Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of th Liquidation Preference is made in full to the holders of the Series B Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series B Preferred Stock so as to be available for such payments, the holders of the Series B Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation, and the remaining assets of the
                    Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Serie B Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series B Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration, payment and setting apart of dividends on the Common Stock.

          (vii)Redemption. Shares of Serie B Preferred Stock shall not be redeemable by the Corporation.

          (viii) Transferability. Except as otherwise provided by law, shares of Series B Preferred Stock shall not be transferable without the written consent of the Corporation.

     (C)  Series C Preferred Stock.


               (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series C Preferred Stock." The number of shares constituting the Series C Preferred Stock shall be ten million (10,000,000) shares. The Corporation may issue fractional shares of Series C Preferred Stock. Each whole share of Series C Preferred Stock shall have a stated value of fifteen dollars ($15.00).

               (ii) Rank. Series C Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Corporation's Common Stock, but shall rank junior to Series A Preferred Stock and Series B Preferred Stock, respectively.

               (iii)Voting Rights.  Except as otherwise provided by law, holders of Series C Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock. Holders of Series C Preferred Stock shall be entitled to one (1) vote for each share of Series C Preferred Stock owned by such holder.

               (iv) Conversion.  Shares  of  Serie C  Preferred  Stock  shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series C Preferred Stock may be converted into one (1) share of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series C Preferred Stock.

                    (a) Exercise of Conversio Rights. To convert shares of Series C Preferred Stock, the holder of the shares must surrender the certificate or certificates representing the shares to be converted, duly endorsed to the Corporation or in blank, at the principal office of the Corporation, and give written notice to the Corporation at that office that the holder desires to convert the shares. Shares of Series C Preferred Stock shall be deemed to be converted at the close of business on the date of surrender to the Corporation of the properly endorsed certificate or certificates representing the shares.

                    (b) Stock Reclassifications. If the Common Stock issuable upon the conversion of the Series C Preferred Stock shall be changed into the same number of shares of any class or classes of stock by reclassification, then and in each such event, the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share into the kind of shares of stock and other securities and property receivable upon such reclassification or other change which such holder would have received had its shares of Series C Preferred Stock been converted immediately prior to such capital reclassification or other change.

                    (c) Stock Splits, Combinations and Dividends. If the Common Stock issuable upon conversion of the Series C
                         Preferred Stock shall be changed into a different number of shares of any class or classes of stock, whether  by stock  split,  stock  dividend,  or similar
                         event,  then  such  event  shall  have no effect on the
                         number of shares of Common Stock issuable upon conversion as provided in this Section 2(C), and in such event, the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share in the amount of shares of stock and other securities and property receivable upon such capital change which such holder would have received had no such change occurred.

                    (d) Capital Reorganization, Merger or Sale of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than subdivision, combination, reclassification or exchange of shares as provided in sub-sections (b) and (c) of this Section 2(C)(iv)), or a merger or consolidation of the Corporation with into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, or any transaction or series of related transactions in which more than fifty percent (50%) of the outstanding voting securities of the Corporation (on a converted basis) is sold or assigned (any of which events is herein referred to as a "Reorganization"), ___ then as a part of such Reorganization, provisions shall be made so that the holders of Series C Preferred Stock shall thereafter be entitled to receive upon conversion of the Series C Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such Reorganization, to which such holder would have been entitled if such holder had converted its shares of Series C Preferred ___ Stock ___ immediately ___ prior to such Reorganization. In any such case, appropriate adjustments shall be made in the application of the provisions of this Section 2(C) with respect to the rights of the holders of the Series C Preferred Stock after the Reorganization, to the end that the provisions of this Section 2(C) (except for adjustments of the number of shares issuable upon conversion of the Series C Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.


          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of Common Stock, but after distribution or payment is made to holders of Series A Preferred Stock and Series B Preferred Stock, respectively, the holders of Series C
                    Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to fifteen dollars ($15.00) for each share of Series C Preferred ___ Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series C Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares ___ shall ___ share ___ ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series C Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of th Liquidation Preference is made in full to the holders of the Series C Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series C Preferred Stock so as to be available for such payments, the holders of the Series C Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation, ___ and the remaining assets of the Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Serie C Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series C Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration, payment and setting apart of dividends on the Common Stock.

               Redemption at the Option of the Corporation. At any time, the Corporation may issue a Redemption Notice (as defined below) to redeem all of the outstanding shares of Series C Preferred Stock. The purchase price for such shares of Series C Preferred Stock to be redeemed by the Corporation under this section shall be fifteen dollars ($15.00) per share. To exercise its rights under this section, the Corporation shall provide written notice to the holder of the Series C Preferred Stock (the "Redemption Notice"), which shall contain the number of shares of

               Series C Preferred Stock to be redeemed and the purchase price per share. No later than five (5) days after delivery of the applicable Redemption Notice, the holders of Series C Preferred Stock shall deliver their share certificates to the principal office of the Corporation, endorsed in blank or with separate stock powers, and, upon receipt of such share certificates, the Corporation shall deliver the full purchase price for such shares in funds that shall be immediately available to the holders via wire transfer or cashier's check, together with certificates for any shares of Series C Preferred Stock that remain outstanding, if any.


Stock Options:

               The Company has granted stock options for the purchase o shares of the Company's common stock to certain individuals and entities of the Baseline Capital, Inc. loan transaction with the Company provided for its ___ acquisition of the Young County, ___ Texas wells/leases. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued
                                        % of Total Number
                                        of Securities in fiscal
                                        year Underlying
                                        Options                  Options                  Exercise
Name                                    Granted                  Granted                  Price ($/Sh)
- ----                                    -------                  -------                  ------------
Baseline Capital, Inc.                  Totals, 30.303%           2,000,000 (1)           $0.85
500 W. Wall, Suite 302
Midland, Texas 79101

Baseline Capital, Inc.                                               50,000 (2)           $0.95
500 W. Wall, Suite 302                                               50,000 (3)           $1.05
Midland, Texas 79101                    Totals, 02.273%              50,000 (4)           $1.15

Texas Vanguard Oil Company                                           13,433 (2)           $0.95
9811 Anderson Mill Road, Suite 202                                   13,433 (3)           $1.05
Austin, Texas 78750                     Totals, 00.611%              13,433 (4)           $1.15

Karl J. Reiter                                                       15,672 (2)           $0.95
500 W. Wall, Suite 302                                               15,672 (3)           $1.05
 idland, Texas 79101                    Totals, 00.712%              15,672 (4)           $1.15
Black Family Partnership, Ltd.                                       26,866 (2)           $0.95
P.O. Box 50820                                                       26,866 (3)           $1.05
Midland, Texas 79710                    Totals, 01.221%              26,866 (4)           $1.15

TMP Companies, Inc.                                                  13,433 (2)           $0.95
P.O. Box 3872                                                        13,433 (3)           $1.05
Midland, Texas 79702                    Totals, 00.611%              13,433 (4)           $1.15

Sam Hilburn Trustee
of The Living Hilburn Trust                                          26,866 (2)           $0.95
401 W. Texas, Suite 407                                              26,866 (3)           $1.05
Midland, Texas 79701                    Totals, 01.221%              26,866 (4)           $1.15

Tejon Exploration Company                                            53,731 (2)           $0.95
400 Pine, Suite 900                                                  53,731 (3)           $1.05
Abilene, Texas 79601                    Totals, 02.442%              53,731 (4)           $1.15


(1) The following are excerpts from certain provisions containe in the option agreement with Baseline Capital, Inc. listed above, and include but are not limited to the following:

     The option shall vest upon "Payout", as that term is defined in that certain Note Agreement between the Company and Optionee dated as of September 29, 2000, and shall have an exercise price of $0.85 per share (the "Purchase Price"). The Option is exercisable, in whole or part from time to time during the period commencing on the date of vesting as provided above and terminating three (3) years from the date of vesting.

     The Company is required to file for the registration o the Option Shares on or before twenty four (24) months of the date of the Agreement.

     If a filing for a registration of the shares, if any, there after becomes effective, the Option Shares shall be available for sale by Optionee (and any transferee) at no more than 20% of the total Trading Volume. The "Trading Volume" shall be the average daily volume for the twenty days beginning twenty-two days before and ending two days before the sale.

(2)(3)(4) The following are excerpts from certain provisions contained in the remaining option agreements set forth in the tables listed above, and include but are not limited to the following:

     The date of all agreements set forth in the table abov is September 29, 2000; The expiration of each of the agreements is three (3) years from the date of vesting. The vesting date for the option grants is:

     (2) Shares at $0.95 for and after the expiration of on hundred eighty (180) days following the date of the agreement.

     (3) Shares at $1.05 for and after the  expiration  for three  hundred sixty
     (360) days following the date of the agreement.

     (4) Shares at $1.15 for and after the  expiration  for five hundred  twenty
     (520) days following the date of the agreement.

     The agreements call for the filing of a registration o the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionees, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended, and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. Should the registration not be filed within such twelve-month period, the properties listed in Exhibit A attached to the Option Agreement, shall be assigned by the Company to Optionee within ten days of the expiration of such twelve month period by a form of assignment acceptable to Optionee.

     The Option shares are subject to a lock up agreement t be entered into by the Optionee upon effectiveness of a registration statement, if any, that will limit the sale of the shares during a six month period after effectiveness, whereby one sixth of the Option Shares shall become available for sale each month from and after the effective date of the registration statement.

The Company additionally has granted stock options for the purchase of shares of the Company's common stock to a certain individual his consulting and advisory work on the Life Energy Technology Holdings, Ltd transaction and other assistance. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued

                         % of Total Number
                         of Securities in Fiscal
                         Year Underlying Options       Options                    Exercise
Name                     Granted                       Granted                    Price ($/Sh)
- ----                     -------                       -------                    ------------
Bradley T. Ray           08.00%                        500,000                    $0.95


(1) The following are excerpts from certain provisions containe in the option agreement listed above, and include but not limited to the following:

     The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreement is seven
     (7) years from the date of vesting.

     The agreement calls for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements.

     For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise ___ Period(s), ___ the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration, the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

     The total of all option grant groups listed above in all tables is six million six hundred thousand (6,600,000) shares.

Warrants: There are no warrants outstanding on the books of the Company at the present time

Dividends: The Company has not paid any dividends on its Common Stock. The Board of Directors does not anticipate declaring any cash dividends on the Common Stock in the near future.

Transfer Agent: The Company's transfer agent is U.S. Stock Transfer Corporation whose address is 1745 E. Gardena Avenue, Suite 200, Glendale, California 91204. The phone number of U.S. Stock Transfer Corporation is (818) 502-1404.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price for less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting for the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, ___ written ___ agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

                                     Part II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

The Company is listed over-the-counter on the NASD NQB Pink Sheets. The range of high and low bid information for the shares of the Company's last complete fis cal year 2000 in which it commenced trading, as reported by the OTC National Quotation Bureau, Pink Sheets, is set forth below. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and do not represent actual transactions.

Year Ended December 31, 2001                      High                       Low
-----------------------------                     ----                       ---
First Quarter                                     .125                       .125
Second Quarter                                    .125                       .125
Third Quarter                                     .125                       .125
Fourth Quarter                                    .70                        .125


     As of December 31, 2000, the Company had issued and outstanding 10,891,812 common shares held by approximately 127 holders of record.

     There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

     At the present time the Company plans to file for registration of common stock reserved for issuance under an initial stock option and payout option agreement with Baseline Capital, Inc. and related parties dated September 29, 2000 (see "Stock Options"). The Company may become required to file for an SB2 registration statement in accordance with its agreement with Life Energy Technology Holdings, Ltd. and other (see "Material Contracts").

Item 2 Legal Proceedings

     The Company is not a party in any litigation at the present time.

Item 3 Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

     There have been no changes or disagreements wit the Company's accountant on accounting and financial disclosures.

Item 4 Recent Sales of Unregistered Securities

     In September 2000, the Company issued 10,000 shares of Common Restricted Stock as consideration in retirement of debt and other obligations.

     William V. Harlow 10,000 common restricted shares of the Company was issued as consideration in 2000 for a letter of intent to acquire the Harlow Corporation. The Company has made a commitment to issue another 10,000 shares in behalf of a granted extension for the letter of intent. Exemption: 4(2)

     In January 2001, the Company issued 105,000 shares of Common Restricted Stock as consideration in retirement of debt and other obligations.

     Thomas J. Richards 30,000 common restricted shares of the Company was issued as additional consideration in behalf of a $30,000. short term loan made to the Company in fiscal 2000. The loan was repaid. Exemption: 4(2)

     Troy Rogers 10,000 shares of common restricted stock issued as consideration to originally hold the Young County, Texas producing oil properties by contract, as then acquired by the Company. The shares are required to be included in a registration, if any, of the Company's securities.
Exemption: 4(2)

     J. Scott Gardner 50,000 common restricted shares was issued as additional consideration for short term loans made and extended to be made to the Company. Fifty Thousand dollars in loans have been made to the Company by Mr. Gardner, of which $30,000 was repaid to him in fiscal 2000. Exemption: 4(2)

     Michael Trapp 15,000 commo restricted shares of the Company was issued as additional consideration in behalf of a short term $15,000 loan which was repaid to him in fiscal 2000. Exemption: 4(2)

     The Company entered into an agreement with Life Energy Technology Holdings, Ltd. of Ireland under which Life Energy agrees to purchase 49% of Energy Producers, Inc.'s stock for twenty million U.S. Dollars. One Million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the monies, ___ and other related ___ technical clarifications and understandings. The contract with Life Energy, upon release issuance of the shares, if any, is significant, and would result in a related party transaction and change of control.

Item 5 Indemnification of Directors and Officers

     Officers and Directors are indemnified to the extent allowed by Nevada Law.

     As provided for in ARTICLE VI of the Company's Articles of Incorporation "The Directors or Officers of this corporation shall not be personally liable for breach of fiduciary duty as a director or officer except acts of omissions which include misconduct or fraud, for the debts, liabilities, or other obligations of the corporation."

     See also certain indemnification agreements ("Material Contracts, Indemnification Agreements with Key Officers and Directors") which allow for certain provisions and expenses to be covered for individuals under the Agreements.

Part F/S Financial Statements



                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)




                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                                    AMENDED

                    DECEMBER 31, 2000 AND DECEMBER 31, 1999

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)


                              FINANCIAL STATEMENTS
                                    AMENDED

                    DECEMBER 31, 2000 AND DECEMBER 31, 1999



Accountant's Report                                                             2
        Financial Statements

        Balance Sheets - Assets                                                 3
        Liabilities and Stockholders' Equity                                    4
        Statements of Operations                                                5
        Statement of Stockholders' Equity                                       6
        Statements of Cash Flows                                                7
        Notes to Consolidated Financial Statements                              8
        Supplemental Oil and Gas Information                                    12


ACCOUNTANT'S REPORT

To The Board of Directors and Stockholders
Energy Producers, Inc.

I have audited the accompanying consolidated balance sheet of Energy Producers, Inc., (formerly Sterling Market Positions, Inc.) at December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Energy Producers, Inc. at the dates listed above, and the results of its operations, stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Henry Schiffer
------------------
Henry Schiffer, C.P.A.
Beverly Hills, California
April 20, 2001

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                     AMENDED

                                 BALANCE SHEETS

                     Years ended December 31, 2000 and 1999

ASSETS
                                                        Year ended            Year ended
                                                        December 31,          December 31,
                                                        2000                  1999
                                                        ----                  ----
Current Assets:
Cash                                                        47,610                 30,019
Accounts receivable                                         53,711                  2,738
Inventory (Note 1)                                          52,194                 51,995
Advances to shareholders                                       -0-                 16,439
Notes and other receivables (Note 5)                        68,079                 15,500
Deferred income tax (Note 1)                                 1,026                  1,026

        Total current assets                               222,620                117,717

Property and Equipment:  (Note 1)
Land                                                         9,000                  9,000
Building/Improvements                                       42,184                 32,131
Equipment                                                   92,247                 73,146
  Less: accumulated depreciation                          (105,362)              (105,277)
     Net Property and Equipment                             38,069                  9,000

Oil & Gas Properties & Equip.  (Note 1)                  1,385,385                    -0-
  Less:  accumulated amortization                             (851)                   -0-
      Net Oil&Gas Prop. and Equip.                       1,384,534                    -0-

Total Net properties and equipment                       1,422,603                  9,000

Other Assets:
Securities                                                     -0-                117,688

        Total other assets                                     -0-                117,688

           Total Assets                                  1,645,223                244,405


The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                     AMENDED

                                 BALANCE SHEETS

                     Years ended December 31, 2000 and 1999

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                Year ended            Year ended
                                                                December 31,          December 31,
                                                                2000                  1999
                                                                ----                  ----
Current Liabilities:

Accounts payable                                                     114,716               1,741
Accrued expenses                                                         -0-               4,000
Notes payable (Note 3)                                               583,692             417,688
Income tax payable (Note 6)                                              -0-                  45
Deferred subscription payable                                        100,000           _________

     Total current liabilities                                       798,408             423,474

Long Term Liabilities:

Notes Payable (Note 3)                                               979,817           _________

     Total long term liabilities                                     979,817           _________

        Total Liabilities                                          1,778,225             423,474

Stockholders' Equity:

Common stock: authorized 200,000,000 shares
at $0.001 par value; issued and outstanding
10,891,812 shares at December 31, 2000;
10,881,812 shares at December 31, 1999; and
1,250,000 shares at December 31, 1998 and 1997                        10,892              10,882

Preferred stock:  authorized 50,000,000
  shares at $0.001 par value;  issued
  and outstanding:  none.

Paid in capital                                                      627,828             626,588
Accumulated deficit                                                 (771,722)           (816,539)

        Total Stockholders' Equity                                  (133,002)           (179,069)

        Total Liabilities and
          Stockholders' Equity                                     1,645,223             244,405


   The accompanying notes are an integral part of these financial statements.
                                       4

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                    AMENDED

                            STATEMENTS OF OPERATIONS

                     Years ended December 31, 2000 and 1999

                                                                 Year ended               Year ended
                                                                 December 31,             December 31,
                                                                 2000                     1999
                                                                 ----                     ----
Revenues:
  Oil and Gas Revenues                                                143,374                        -0-
  Cost of Sales (Oil and Gas)                                         (14,010)                  ________
     Net Oil and Gas Revenues                                         129,364                        -0-

Subsidiary Sales:                                                      25,694                      8,674
  Cost of Goods Sold                                                  (10,325)                    (6,347)
     Net Subsidiary Sales                                              15,369                      2,327

Total Net Revenues                                                    144,733                      2,327
Operating Expenses:
Selling, General and
  Administrative expenses                                            (152,214)                  (334,236)

Gain (Loss) from operations                                            (7,481)                  (331,909)


Other Income (Expense):

  Gain on sale of asset                                                81,461
  Investment income                                                    14,661
  Income Tax benefit                                                      168
  Provision for federal income tax                                          -                      1,586
  Interest expense                                                    (43,992)                 _________

        Total Other Income (Expense)                                   52,298                      1,586

Net Income (Loss)                                                      44,817                   (330,323)


Number of outstanding shares                                       10,891,812                 10,881,812

Net (Loss) per share                                                     .004                       (.30)


   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                    AMENDED

                       STATEMENT OF STOCKHOLDERS' EQUITY
         From October 4, 1995 (date of inception) to December 31, 2000

                                                                                           Accumulated
                                                Common           Stock       Paid in       Deficit During
                                                Shares           Amount      Capital       Development        Totals
                                                ------           ------      -------       -----------        ------
Shares issued at inception
  to initial shareholders                       1,250,000          1,250                                           1,250

Capital contributed by shareholder               ________          _____         71,920         _______           71,920
Balance December 31, 1995                       1,250,000          1,250         71,920         (31,096)         (42,074)

Capital contributed by shareholder                                              290,087                          290,087

Net (loss) for the year 1996                     ________          _____        _______        (332,088)        (332,088)
Balance December 31, 1996                       1,250,000          1,250        362,007        (363,184)              73

Capital contributed by shareholder                                               51,046                           51,046

Net (loss) for the year 1997                     ________          _____         ______         (51,046)         (51,046)
Balance December 31, 1997                       1,250,000          1,250        413,053        (414,230)              73

Capital contributed by shareholder                                               71,913                           71,913

Net (loss) for the year 1998                     ________          _____         ______         (71,986)         (71,986)
Balance December 31, 1998                       1,250,000          1,250        484,966        (486,216)             -0-

Stock surrendered by shareholder
  and retired to treasury                        (189,023)          (189)           189

Issuance of stock for acquisition of
  Energy Producers Group, Inc.                  9,820,835          9,821        111,108                          123,929

Capital contributed by shareholder                                               27,325                           27,325

Net (loss) for the year ended
  December 31, 1999                             _________          _____        ______         (330,323)        (330,323)
Balance December 31, 1999                      10,881,812         10,882        626,588        (816,539)        (179,069)

Capital contributed by shareholder                                10,000             10           1,240            1,250

Net gain for the year ended
  December 31, 2000                             _________          _____        _______          44,817           44,817

Balance December 31, 2000                      10,891,812         10,892        627,828        (771,722)        (133,002)


   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                    AMENDED

                            STATEMENT OF CASH FLOWS
                    Years ended December 31, 2,000 and 1999

                                                                        Year ended             Year ended
                                                                        December 31,           December 31,
                                                                        2000                   1999
                                                                        ----                   ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period                                             44,817                 (330,323)
  other than cash adjustments-depreciation and
  amortization                                                                  936
Adjustments to reconcile net income to net cash
  provided (used) by operating activities
        (Increase) in accounts receivable                                   (50,973)                  (2,738)
        (Increase) in notes receivable                                      (52,579)
        (Increase) in inventory                                                (199)                 (51,995)
        (Increase) in deferred taxes                                         (1,026)
        Increase in accounts payable                                        112,975                    1,741
        Increase (decrease) in taxes payable                                    (45)                      45
        Increase (decrease) in accrued expenses                              (4,000)                       -
NET CASH PROVIDED
  BY OPERATING ACTIVITIES                                                    50,932                 (384,296)

CASH FLOWS FROM INVESTING ACTIVITIES:
        (Increase) decrease in notes receivable                                 -0-                  (15,500)
        Purchase of property and equipment                                 (10,645)                   (9,000)
        (Purchase) sale of securities                                      117,688                  (117,688)
        Increase in notes payable                                        1,145,821                   417,688
        Increase (decrease) accrued interest payable                                                   4,000
        (Increase) decrease in investment in
               Oil and gas properties                                   (1,403,894)
NET CASH PROVIDED (EXPENDED)
  BY INVESTING ACTIVITIES                                                 (151,030)                  279,530

CASH FLOWS FROM FINANCING ACTIVITIES:
        Advances to shareholders                                            16,439                   (16,439)
        Stock issued for acquisition
         including cash balance                                                 10                   151,254
        Contributed capital                                                  1,240                         -
        Increase in deferred subscriptions                                 100,000                         -
NET CASH PROVIDED (USED)
  BY FINANCING ACTIVITIES                                                  117,689                  134,815
NET INCREASE (DECREASE) IN CASH                                             17,591                   30,019
CASH BALANCE BEGINNING OF PERIOD                                            30,019                        -

CASH BALANCE END OF PERIOD                                                  47,610                   30,019

INTEREST PAID                                                               43,992                      -0-
TAXES PAID                                                                     -0-                      -0-


   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                    AMENDED

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2000

Note 1 Summary of Significant Accounting Policies:

This summary of significant accounting policies of Energy Producers, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a)  Organization and Business Activities:

     The Company was incorporated in the State of Nevada on October 4, 1995 as Sterling Market Positions, Inc. Upon incorporation, 10,000,000 shares of $.001 par value Common Stock were authorized. The Company was organized in order to conduct any lawful business.

     Effective June 24, 1999 the Company changed its name to Energy Producers, Inc. and increased its authorized common shares to 50,000,000.

     On August 25, 1999 the Company acquired all the outstanding shares of Energy Producers Group, Inc. and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's common stock issued under Rule 144. The acquisition has been accounted for as a Reverse Acquisition under the Purchase Method of Accounting. Subsequent to the acquisition, Energy Producers Group, Inc., was dissolved.

     The Company has focused its business on oil and gas exploration, development and production and acquiring existing production facilities with proven reserves. The Company's wholly owned subsidiary, Producers Supply, Inc., has been in the oil and gas field equipment service and supply business for 25 years.

     On October 26, 2000 Article 3 of the Articles of Incorporation were amended to increase the number of authorized common shares to 200,000,000 and to authorize 50,000,000 preferred shares.

(b)  Depreciation:

     Depreciation will be provided by the straight-line method at rates calculated to amortize cost over the estimated useful lives of respective assets. Upon sale or retirement of the respective assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures, not anticipated to extend original asset lives, will be charged to income as incurred.

(c)  Fiscal Year:

     The Company operates on a Calendar year basis.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                     AMENDED
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 1 Summary of Significant Accounting Policies (continued):

(e)  Inventories:

     Inventories are stated at the lower of cost determined by the FIFO method or market.

(f)  Income Taxes:

     The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes", which requires the Company to recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, SFAS 109 requires recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Accordingly, the Company has established a policy of a 100% valuation allowance against any deferred tax assets resulting principally from net operating loss carryforwards until it is more likely than not that the Company will realize taxable income.

(g)  Oil and Gas Properties:

     The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized, and amortized on the unit-of-production method using estimates of proved reserves.

Note 2 Options and Warrants:

Energy Producers, Inc. has reserved 6,600,000 shares of its Common Stock for issuance under an Initial Stock Option and Payout Stock Option agreement with Baseline Capital, Inc., dated September 29, 2000, which covers key officers, directors, advisors, ___ and consultants of the Company. The following table summarizes information about stock options outstanding at December 31, 2000:


                                   Outstanding
                                   Weighted
                                   Average
               Number              Remaining        Weighted      Number          Weighted
               Outstanding         Contractual      Average       Exercisable     Average
Exercise       at                  Life             Exercise      at              Exercise
Price          12/31/00           (Years)           Price         12/31/00        Price
-----          --------           -------           -----         --------        -----
 .95            3,800,000           6-11/12          .95            3,800,000


Note 3 Notes Payable

The following Notes Payable were issued by Energy Producers Group, Inc., as part of the reverse acquisition of Producers Supply, Inc., and were assumed by the Company as follows:

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                     AMENDED
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2000
                                   (Continued)

Note to Colleen Sparks                                                          $   50,000
  Note was issued May 12, 1999 and accrues
  interest at the rate of 18% per annum, and
  is due on or before May 12, 2001.

Note to J.C. Wilson Pipe & Supply, Inc.                                         $  245,000
  Note was issued August 15, 1999 and accrues
  Interest at the rate of 9.5% per annum, and
  Is due on or before August 15, 2000.  (*As of March 1,  2001
  Jay C. Wilson Pipe and Supply has granted the Company
  a six (6) month extension on the terms of the note outstanding.)


The following Notes were issued by Energy Producers, Inc. (the Company):


Note to Baseline Capital, Inc.                                                  $  979,817
  Note was issued September 29, 2000 and is
  a non-interest bearing note.  Minimum monthly
  payments of $25,000 or 80% of net production
  proceeds from specified properties.

Note to Royal Crest, LLC                                                        $  270,183
  Issued September 20, 2000 with interest  at
  20% per annum.  Monthly payments are
  interest only with full payment due October 1, 2001.

Note to CitiCapital, Digital Copier as collateral                               $   18,509
  Issued November 28, 2000 .

Total Notes Payable                                                             $1,563,509


Note 4 Dividend Policy:

     The Company has not yet adopted a policy regarding dividends.

Note 5 Depreciation and Amortization:

Depreciation on property and equipment is calculated using the straight line method over the estimated useful life. Depreciation taken on equipment in 2000 was $85 and -0- in 1999.

Under the full cost method, all capitalized costs within a cost center are amortized on the unit-of-production basis, using proved oil reserves in the cost center. Oil is converted to a common unit of measure based on current and future gross revenues. Amortization for 2000 was $851.

                              ENERGY PRODUCERS, INC
                   (formerly Sterling Market Positions, Inc.)
                                     AMENDED

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2000
                                  (Continued)

Note 6 Income Taxes:

At December 31, 2000, the Company has a federal operating loss carryforward of $771,722 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law. The net operating losses will expire commencing in the year 2010.

The deferred tax asset consists of the future benefit of net operating loss carryforwards. A valuation allowance limits the recognition of the benefit of deferred tax assets until realization is reasonably assured by future profitability.

The following is a summary of deferred taxes:

Deferred Assets                 115,758
Valuation Allowance            (115,758)


Note 7 Sales to Major Customers:

The Company had sales to one major customer, Conoco, Inc., during the year ended December 31, 2000 of $143,374 which was in excess of ten percent of total sales.

Note 8 Concentration of Credit Risk:

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 9 Subsequent Events:

The Company pursued an Asset Purchase Agreement with Calmon  Enterprises,  Inc..
to  acquire  Hull  Silk  Field  equipment,   technology   licenses  and  related
liabilities. The acquisition was never consummated.

The Company entered into an agreement with Life Energy Technology Holdings, Ltd. Of Ireland under which Life Energy agrees to purchase 49% of Energy Producers, Inc.'s stock for twenty million U.S. Dollars. One Million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the monies.

In January 2001, the Company issued 105,000 shares of Common Restricted Stock as consideration in retirement of debt and other obligations.

*As of March 1, 2001 Jay C. Wilson Pipe and Supply, Inc. has granted the Company a six (6) month extension on the terms of the note outstanding.

                             ENERGY PRODUCERS, INC.
                                     AMENDED

                      SUPPLEMENTAL OIL AND GAS INFORMATION
                                    Unaudited

                     Years ended December 31, 2000 and 1999

The  information  on the  Company's  oil and gas  operations  as  shown  in this schedule is based on the full cost method of accounting and is presented in conformity with the disclosure requirements of the Statement of Financial
Accounting   Standards  No.  69   "Disclosures   about  Oil  and  Gas  Producing
Activities."


Capitalized costs relating to oil and gas producing activities at December 31, 2000 and 1999

                                                              2000                      1999
                                                              ----                      ----
Proved Oil and Gas Properties                                 1,353,385                  -0-
Unproved Oil and Gas Properties                                  32,000                  -0-
                                                              1,385,385                  -0-
Accumulated Depreciation, Depletion
   and amortization, and valuation allowances                      (851)                 -0-

Net capitalized costs                                         1,384,534                  -0-


                             ENERGY PRODUCERS, INC.
                                    AMENDED

                   COSTS INCURRED IN OIL AND GAS ACQUISITION,
                     EXPLORATION AND DEVELOPMENT ACTIVITIES
                                   Unaudited

                     Years ended December 31, 2000 and 1999



                                                                        2000                            1999
                                                                        ----                            ----
Acquisition of Properties:
        Proved                                                          1,353,385                        -0-
        Unproved                                                           32,000                        -0-
Exploration Costs                                                             -0-                        -0-
Development Costs                                                             -0-                        -0-
        Total Costs Incurred                                            1,385,385                        -0-


                             ENERGY PRODUCERS, INC.
                                    AMENDED

                 RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
                                   Unaudited

                     Years Ended December 31, 2000 and 1999




                                                                        2000                      1999
                                                                        ----                      ----
Oil and Gas Sales                                                       143,374                     -0-
Production Costs                                                        (13,159)                    -0-
Exploration Costs                                                           -0-                     -0-
Depreciation, Depletion, Amortization
  and Valuation Provisions                                                 (851)                    -0-

Net Income (loss) before Income Taxes                                   129,364                     -0-

Income Tax (provision) benefit                                              -0-                     -0-

Results of Operations from Producing Activities                         129,364                     -0-
(excluding corporate overhead and interest costs)


                             ENERGY PRODUCERS, INC.
                                    AMENDED

                          RESERVE QUANTITY INFORMATION
                                   Unaudited

                     Years Ended December 31, 2000 and 1999


The estimated quantities of proved oil and gas reserves disclosed in the table below are based upon an appraisal of the proved developed properties by Russell
K. Hall and Associates, Inc.

Such estimates are inherently imprecise and may be subject to substantial revisions.

All quantities shown in the table below are proved, developed reserves and are located within the United States.


                                                                        2000             1999

                                                                    OIL      GAS       OIL    GAS
                                                                    ---      ---       ---    ---
PROVED DEVELOPED AND UNDEVELOPED RESERVES             (bbls)
        Beginning of Year                                           -0-      -0-       -0-    -0-
        Revision in previous estimates                              -0-      -0-       -0-    -0-
        Discoveries and extension                                   -0-      -0-       -0-    -0-
Purchase in place                                                   282,633  -0-       -0-    -0-
        Production                                                   (4,551)(-0-)     (-0-)  (-0-)

        Sales in place                                                 (-0-)(-0-)     (-0-)  (-0-)

        End of Year                                                 278,082 (-0-)     (-0-)  (-0-)

PROVED DEVELOPED RESERVES:

        Beginning of Year                                               -0-  -0-       -0-    -0-

        End of Year                                                 278,082  -0-       -0-    -0-


                             ENERGY PRODUCERS, INC.
                                    AMENDED

                   STANDARDIZED MEASURE OF DISCOUNTED FUTURE
                               NET CASH FLOWS AND
                          CHANGES THEREIN RELATING TO
                           PROVED OIL AND GAS RESERVES
                                   Unaudited

                         At December 31, 2000 and 1999

                                                                                2000                    1999
                                                                                ----                    ----
Future Cash Flows                                                               $  6,277,151               -0-
Future Production and Development Costs                                           (1,660,281)             (-0-)
Future Income Tax Expenses                                                          (576,772)             (-0-)

                                                                                   4,040,098              (-0-)

10% Annual Discount for Estimated Timing of Cash Flows                            (1,857,124)             (-0-)

Standardized measure of Discounted Future Net Cash Flows                        $  2,182,974               -0-


The preceding table sets forth the estimated future net cash flows and related present value discounted at a 10% annual rate from the Company's proved reserves of oil, condensate and gas. The estimated future net revenue is computed by applying the year end prices of oil and gas (including price changes that are fixed and determinable) and current costs of development and production to estimated future production assuming continuation of existing economic conditions. The values expressed are estimated only, without actual long term production to base the production flows, and may not reflect realizable values or fair market values of the oil and gas ultimately extracted and recovered. The ultimate year of realization is also subject to accessibility of petroleum reserves and the ability of the Company to market the products.

                             ENERGY PRODUCERS, INC.
                                    AMENDED

                      CHANGES IN THE STANDARDIZED MEASURE
                        OF DISCOUNTED FUTURE CASH FLOWS
                                   Unaudited

                         At December 31, 2000 and 1999

                                                                          2000                   1999
                                                                          ----                   ----
Balance, Beginning of Year:                                               $        -0-              -0-
Sales of Oil and Gas Produced Net of Production Costs                         (130,215)             -0-
Net Changes in Prices and Production Costs                                    (352,548)             -0-
Extensions and Discoveries, less Related Costs                                     -0-              -0-
Purchase and Sales of Minerals in Place                                      1,385,385              -0-
Revisions of Estimated Development Costs                                           -0-              -0-
Accretion of Discount                                                        1,857,124              -0-
Net Changes in Income Taxes                                                   (576,772)             -0-

        Balance, End of Year                                              $  2,182,974              -0-


Item 1 Index to Exhibits

Exhibit 3
         3.1       Articles of Incorporation of Sterling Market Positions, Inc.*
         3.2       Articles of Amendment of Sterling Market Positions, Inc.*
         3.3       Articles of Amendment of Sterling Market Positions, Inc.*
         3.4       Articles of Amendment of Energy Producers, Inc.*
         3.5       Bylaws*

Exhibit 10
         10.1      Option Agreement - Herzog*
         10.2      Option Agreement - Dennis Alexander*
         10.3      Option Agreement - Melvena Alexander*
         10.4      Option Agreement - Trapp*
         10.5      Option Agreement - Kronenberg*
         10.6      Option Agreement - Richards*
         10.7      Life Energy Purchase Agreement*

Exhibit 21          Articles of Incorporation of CEI Ltd.*

Exhibit 23          Consent of Independent Auditor*

* denotes a previously submitted exhibit

                                   SIGNATURES

     Pursuant to the requirements of section 12 the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                          ENERGY PRODUCERS, INC.


                                                                  /s/ Mel Herzog
                                                                  --------------
                                                                 By:  Mel Herzog
                                                        Title:  Chairman and CEO

     Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capactities and on the dates indicated.


Date:  April 2, 2001               By:  /s/ Dennis R. Alexander
------ -------------               ---  -----------------------
                                   Dennis R. Alexander, President and Director

Date:  April 2, 2001               By:  /s/ Jay C. Wilson
------ -------------               ---  -----------------
                                   Jay C. Wilson, Director

Date:  April 2, 2001               By:  /s/ Larry W. Trapp
------ -------------               ---  ------------------
                                   Larry W. Trapp, Vice President and Director

Date:  April 2, 2001               By:  /s/ David J. Kronenberg
------ -------------               ---  -----------------------
                                   Asst. Secretary and Director

Date:  April 2, 2001               By:  /s/ Melvena Alexander
------ -------------               ---  ---------------------
                                   Melvena Alexander, Secretary and Comptroller


                                       51